Exhibit 99.1

Skeena Files Early Warning Report Regarding TDG Gold Corp.

Vancouver, BC (February 28, 2025) Skeena Resources Limited (TSX: SKE; NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) reports that it has filed an early warning report under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection to its shareholdings in TDG Gold Corp. (TSXV: TDG) (“TDG”).

On February 14, 2025, Skeena, together with its wholly-owned subsidiary, QuestEx Gold & Copper Ltd. (“QuestEx”), acquired 22,000,000 Shares of TDG (the “Transaction”). The aggregate consideration paid by Skeena and QuestEx in respect of the Transaction was C$11,000,000, or C$0.50 per Share, consisting of the sale by QuestEx of its Sofia property at a deemed price of C$4,000,000 and a payment by Skeena of C$7,000,000.

Immediately prior to the Transaction, Skeena owned and controlled a total of 1,000,000 Shares, representing approximately 0.65% of the issued and outstanding Shares of TDG. As a result of and immediately following the Transaction, Skeena owned and controlled a total of 23,000,000 Shares of TDG, representing approximately 13% of the issued and outstanding Shares of TDG.

The acquisition of the Shares was for investment purposes. Skeena may from time to time acquire additional securities of TDG, dispose of some or all of the existing or additional securities or may continue to hold its Shares.

TDG’s head office is located at Unit 1 - 15782 Marine Drive, White Rock, BC V4B 1E6 Canada.

To obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see TDG’s profile on the SEDAR+ website at www.sedarplus.ca.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

W: www.skeenagoldsilver.com

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; the Company's capital structure; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 28, 2024. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2